Exhibit 99.1

HORIZON PHARMA PLC INCREASES OFFER FOR DEPOMED, INC. TO $33.00 PER SHARE

Price Increase Contingent on Engagement and Confirmatory Due Diligence

DUBLIN, IRELAND – July 21, 2015 – Horizon Pharma plc [NASDAQ: HZNP], a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs, announced today that it has increased the value of its all-stock acquisition proposal to $33.00 per share from $29.25 per share, contingent on Depomed entering into good faith discussions regarding a transaction. The increased offer represents a 60 percent premium to the closing price of Depomed on July 6, 2015, the day prior to when Horizon’s initial proposal was made public.

“Based on discussions we’ve had with Depomed’s largest shareholders as well as our own shareholders, it is clear that they and the investment community strongly support a combination of our two businesses,” said Timothy P. Walbert, chairman, president and chief executive officer, Horizon Pharma plc. “We are resolute in our commitment to acquire Depomed and we call upon Depomed’s board of directors to listen to their shareholders, fulfill their fiduciary responsibilities and meet with us in order to promptly complete a negotiated transaction.”

The increased offer was communicated to the Depomed board of directors, Inc. today, July 21, 2015, the full text of which follows below:

July 21, 2015

Board of Directors

Depomed, Inc.

7999 Gateway Blvd., Suite 300

Newark, CA 94560

Dear Madam and Sirs,

It has been almost two months since we formally communicated our proposal to acquire Depomed, Inc. (“Depomed”). We remain surprised and disappointed by your lack of willingness to engage in a constructive dialogue with the Horizon Pharma plc (“Horizon”) team regarding our offer.

We announced yesterday our estimated net sales for the second quarter of 2015 as well as new guidance with respect to estimated 2015 net sales and adjusted EBITDA. Horizon’s net sales for the second quarter of 2015 of $170 to $172 million represents an increase of greater than 50 percent versus the first quarter of 2015 and greater than 160 percent versus the second quarter of 2014. These results demonstrate the strength of our management team and the commercial model we have developed. We suggest our second quarter results and increased guidance should provide additional evidence of the value Horizon’s commercial and management teams would contribute to the future growth of Depomed’s medicines.

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

Since making our offer public on July 7, 2015, to acquire 100 percent of Depomed’s issued and outstanding shares of common stock for a price of $29.25 per share in Horizon ordinary shares, we have had the opportunity to discuss our proposal with both Depomed and Horizon shareholders. Based on our conversations with many of your shareholders, including some of your largest shareholders, we are confident they and the broader investment community believe a combination of our two companies represents clear and compelling strategic logic and would create significant immediate and long-term value for Depomed and Horizon shareholders.

As we have communicated to your advisors and you previously, Horizon remains committed to an acquisition of Depomed and we are prepared to consider all paths necessary to complete the transaction; however, our preferred path remains a friendly, negotiated transaction. To demonstrate our commitment to a friendly transaction, we verbally communicated to you an increase to our proposed price to acquire Depomed to $32.25 from $29.25 per share in Horizon ordinary shares. Despite this significant price increase, which we believed would act as a catalyst to facilitate engagement with Depomed, our revised proposal was summarily rejected. The continued lack of engagement with Horizon to negotiate a transaction as well as the governance measures you have put in place to disenfranchise your shareholders in an attempt to prevent or delay a transaction are inconsistent with how your investors have communicated they would like Depomed’s board and management to proceed.

In our effort to pursue a friendly, negotiated transaction, we are prepared to further increase our proposal price to $33.00 per share in Horizon ordinary shares, contingent on Depomed rapidly entering into good faith discussions regarding a transaction. Based on public information available to us, we believe $33.00 is a full and fair price for Depomed and represents an approximate 60 percent premium to the Depomed share price on the day prior our original proposal being made public. We urge you to thoughtfully evaluate this revised proposal and engage with us to facilitate a transaction over the next several days. We and our advisors stand ready to immediately meet with your management team and board to negotiate a mutually acceptable agreement.

This letter does not create any binding obligation on the part of Horizon. No such obligation will exist until a mutually acceptable definitive agreement is executed.

Best regards,

Timothy P. Walbert

Chairman, President and Chief Executive Officer

About Horizon Pharma plc

Horizon Pharma plc is a biopharmaceutical company focused on improving patients’ lives by identifying, developing, acquiring and commercializing differentiated and accessible medicines that address unmet medical needs. The Company markets seven medicines through its orphan, primary care and specialty business units. Horizon’s global headquarters are in Dublin, Ireland. For more information, please visit www.horizonpharma.com.

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

Forward-Looking Statements

This press release contains forward-looking statements, including, but not limited to, statements related to Horizon’s non-binding offer to Depomed, and potential strategic and financial benefits thereof, and other statements that are not historical facts. These forward-looking statements are based on Horizon’s current expectations and inherently involve significant risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks that Horizon will ultimately not pursue a transaction with Depomed or Depomed will reject engaging in any transaction with Horizon; if a transaction is negotiated between Horizon and Depomed, risks related to Horizon’s ability to complete the acquisition on the proposed terms; the possibility that competing offers will be made; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition; disruption from the proposed acquisition, making it more difficult to conduct business as usual or maintain relationships with customers, employees or suppliers; and the possibility that if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Horizon’s shares could decline, as well as other risks related to the Horizon and Depomed’s businesses, including the ability to grow sales and revenues from existing products; competition, including potential generic competition; the ability to protect intellectual property and defend patents; regulatory obligations and oversight; and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in Horizon’s and Depomed’s respective filings and reports with the U.S. Securities and Exchange Commission (“SEC”). Horizon Pharma undertakes no duty or obligation to update any forward-looking statements contained in this presentation as a result of new information.

Additional Information

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposal which Horizon Pharma has made for business combination transaction with Depomed, Inc. Subject to future developments, if Horizon Pharma and Depomed agree on a negotiated transaction, Horizon Pharma and Depomed may file one or more registration statements, prospectuses, proxy statements or other documents with the SEC. This communication is not a substitute for any registration statement, prospectus, proxy statement or other document Horizon Pharma and/or Depomed my file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF HORIZON PHARMA AND DEPOMED ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT(S), PROSPECTUS(ES), PROXY STATEMENT(S) AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HORIZON PHARMA, DEPOMED AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents (when they are available) and other related documents filed with the SEC at the SEC’s web site at www.sec.gov or by directing a request to Horizon Pharma’s Investor Relations department at Horizon Pharma, Inc., Attention: Investor Relations, 520 Lake Cook Road, Suite 520, Deerfield, IL 60015 or to Horizon Pharma’s Investor Relations department at 224-383-3400 or by email to investor-relations@horizonpharma.com. Investors and security holders may obtain free copies of the documents filed with the SEC on Horizon Pharma’s website at www.horizonpharma.com under the heading “Investors” and then under the heading “SEC Filings.”

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland

Certain Information Regarding Participants

Horizon Pharma and its directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Horizon Pharma is also included in Horizon Pharma’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 27, 2015 and Horizon Pharma’s Proxy Statement for the 2015 Annual Meeting of Shareholders, which was filed with the SEC on May 6, 2015. These documents are available free of charge at the SEC’s web site at www.sec.gov and from Investor Relations at Horizon Pharma as described above.

Contacts:

Investors:

John Thomas

Executive Vice President, Strategy and Investor Relations

investor-relations@horizonpharma.com

Tina Ventura

Vice President, Investor Relations

investor-relations@horizonpharma.com

U.S. Media:

Geoff Curtis

Group Vice President, Corporate Communications

media@horizonpharma.com

Daniel Yunger

Kekst and Company

daniel-yunger@kekst.com

Ireland Media:

Ray Gordon

Gordon MRM

ray@gordonmrm.ie

Source: Horizon Pharma plc

Connaught House, 1st Floor, 1 Burlington Road, Dublin 4, Ireland